May 10, 2016

David Korvin, Esq.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

Washington, D.C. 20549

Re:

Ambient Water Corporation

Request for Acceleration

File No. 333-210776

Mr. Korvin:

Ambient Water Corporation, as Registrant, hereby requests acceleration of effectiveness of its registration statement on Form S-1/A (Commission File Number 333-210776) filed May 5, 2016 to 1:00 o’clock P.M. EST, Thursday, May 12, 2016, or as soon as is practical.  As set forth in Rule 461 of the General Rules and Regulations of the Securities Act of 1933, the Registrant is aware of its obligations under the Securities Act of 1933.

Additionally, the Registrant acknowledges the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith White

Keith White

Chief Executive Officer